June 19, 2019

Xue Ran Gao
Chief Executive Officer and Sole Director
AS Capital, Inc.
3609 Hammerkop Drive
North Las Vegas, NV 89084

       Re: AS Capital, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12(g) Filed on June 6, 2019
           File No. 000-55999

Dear Xue Ran Gao:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12(g)

Business Development , page 1

1. We your response to prior comment 1. Please revise to clarify the history and status of your investment in Amalphis Group. Please also disclose what happened to the $48.8 million in investments that you reported as of June 30, 2010. To the extent that you do not know what happened to these corporate assets, please revise your disclosure on page
      2, and elsewhere, as applicable, to state your lack of knowledge concerning the status of these assets.


2. We note your response to prior comment 2 but do not see revised disclosure. Please revise to disclose when XTC acquired its ownership position. Disclose any material terms governing the court's awarding of custodianship to XTC and provide us a copy of the shareholder action and the court order. Also, revise your disclosure on page 16 to quantify the size of your limited stockholder base.
 Xue Ran Gao
AS Capital, Inc.
June 19, 2019
Page 2
Form of Acquisition, page 4

3. We note your response to prior comment 3 and your revised disclosure on page 5 indicating that XTC has provided you funds in exchange for common stock and will continue to do so "at prices reasonable at the time." Disclose the terms of these past equity sales and amend your disclosures in Items 2, 4, 7 and 10, as applicable. Also file a written description of the oral agreement as an exhibit to the registration statement concerning future funding of the business. In this regard, we refer you to Compliance
      Disclosure Interpretations, Regulation S-K, Question 146.04. With reference to Note 5 on page F-18, please also file your August 13, 2018 line of credit agreement with MDX as an exhibit to the Form 10.
Security ownership of certain beneficial owners., page 13

4. We note your response to prior comment 6. Please revise to provide beneficial ownership disclosure for your common stock. In this regard your disclosures on pages 2 and F-8 indicate that Mr. Lotito owned common stock at the time the Form 10 became effective.
      Refer to Item 403 of Regulation S-K.
Directors and Executive Officers, page 14

5. To the extent that Mr. Karatzaferis was an officer or director at the time of effectiveness of this registration statement, please revise to restore the disclosure concerning Mr.
      Karatzaferis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions..



                                                            Sincerely,
FirstName LastNameXue Ran Gao
                                                            Division of
Corporation Finance
Comapany NameAS Capital, Inc.
                                                            Office of
Healthcare & Insurance
June 19, 2019 Page 2
cc:       Elaine Dowling, Esq.
FirstName LastName